UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Farm from a Box, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       February 6, 2012

Physical address of issuer
101 The Embarcadero #214, San Francisco, CA 94105

Website of issuer
www.farmfromabox.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23316	$5,457
Cash & Cash Equivalents	$21980	$4,633
Accounts Receivable	$0	$0
Short-term Debt	$354193	$247,806
Long-term Debt	$126000	$76,000

Revenues/Sales	$60000	$92,609
Cost of Goods Sold	$26,515	$40,984
Taxes Paid	$800	$0
Net Income	-$244,735	-$62,066


April 30, 2019

FORM C-AR

Farm from a Box, Inc.




   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Farm from a Box, Inc., a California benefit corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

   No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any offering document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.farmfromabox.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party (the "Securities"), or 5) the liquidation or dissolution of the Company.

   The date of this Form C-AR is April 30, 2019

   THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

   The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond

the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Farm from a Box, Inc. (the "Company") is a California benefit corporation, incorporated on February 6, 2012. The Company is located at 101 The Embarcadero #214, San Francisco, CA 94105. The Company's website is www.farmfromabox.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is an easy and efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production.

The Business Plan

A Farm from a Box is a modularly designed farm system that provides the tools and technology needed to support a 2-acre off-grid farm. Farm from a Box will manufacture and sell this system direct to consumers and large-scale buyers.

RISK FACTORS

Risks Related to the Company's Business and Industry

We do not have a lengthy operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on February 6, 2012. Accordingly, we have little history upon which an in-depth evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company is subject to certain benefit corporation requirements.

The Company is a California benefit corporation. As such, as it has certain privileges and is subject to certain requirements that may be detrimental to the interests of investing shareholders. Unlike a normal corporation, where the interests of shareholders are paramount, the Company's officers and directors must also take into consideration the stakeholder interests of employees and customers, and the Company's ability to accomplish its public benefit purposes. In any shareholder derivative suit, the Company may not be found at fault for failing to act for the benefit of its shareholders if such lack of action is attributable to addressing any of the aforementioned concerns. In addition, the Company is required to measure its social and environmental performance against a third-party standard and must furnish state regulatory authorities with annual reports, incurring additional costs. Investors may see a lesser return on their investment by investing in the Company than they would by investing in a non-benefit corporation.

As a distributor of small farming systems, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with implementing new lines of business or offering new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on the results of our operations, financial condition, and liquidity. Our Farm from a Box unit requires certain climactic conditions to operate to capacity. Solar panels are key to generating power and pumping the water needed to grow crops. Should weather conditions reduce the water required for a successful harvest, our Farm from a Box unit will have diminished effectiveness, likely resulting in reduced sales.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly.

Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulation of GHG emissions, and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Our trademarks and other intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks, patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company raised in the Regulation CF offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount previously raised in the Regulation CF offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute to our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
While the Company is dependent on Brandi DeCarli and Scott Thompson in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Brandi DeCarli or Scott Thompson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would have a significantly adverse effect on the Company and its operations.

We have not prepared any audited financial statements.
To date, the Company has not prepared any audited financial statements. Thus, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**" for further details.

Growth rates higher than planned or the introduction of new products requiring special components could create higher demand greater than we can source.
Although we believe that there are alternative sources available for our key components, there can be no assurance that we would be able to acquire such components from alternative sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to safety standards.

Our third-party co-manufacturers may not produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

A certain number of our raw material contracts may have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer a reseller may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a service needed for many applications. This is due to the functionality of our product and aggregation of "best of" technologies and components. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate sales at our current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of critical components is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and labor are a significant operating expense. The cost of raw materials and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, labor, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as agriculture, academia and community development, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage, could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Utility companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our aggregation of technologies and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technologies, we rely on a combination of copyright and trademark laws, patents (application filed, registration pending), trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may come to depend on profitable royalty-bearing licenses of our Farm from a Box small farm systems and support technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We may depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the

resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new technology and methodologies necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Netafim, Grundfos & Trojan to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, develop the most current training methodologies, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional buying seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we may face advanced attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company will enter into agreements for the supply of many components and pricing, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product may be delayed or constrained, or a key manufacturing vendor may delay shipments of completed products to us adversely affecting our business and results of operations.

The Company faces potential adverse legislation and government regulation.
The Company is subject to federal, state and local legislation and regulation, targeted both at small businesses generally and more specifically at the Company's industry and target market. Certain aspects of such regulation may currently be the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts. Modifications to existing legislation or regulations or imposition of new legislation or regulations applicable to the Company, our customers, and counterparties could have an adverse impact on our business. For example, a state law imposing compulsory licenses and levying additional taxes on individuals seeking to conduct modular farming would likely lead to a decline in the Company's sales. Off-grid farming in particular has faced significant opposition and intervention from numerous state and local authorities and future enactment of legislation or regulations unfavorable to the Company's interests is likely.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is built to allow customers to easily and effectively start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production.

Business Plan
A Farm from a Box is a modularly designed farm system that provides the tools and technology needed to support a 2-acre off-grid farm. Farm from a Box will manufacture and sell this system direct to consumers and large-scale buyers.

History of the Business
Farm from a Box was incorporated in February 2012 by Scott Thompson and Brandi DeCarli as a California corporation. The two founders began working on Farm from a Box in a full-time capacity in 2013. Farm from a Box is a registered benefit corporation, based in San Francisco, California.

Farm from a Box was initially designed to offset standard food aid by providing communities with the tools needed to grow their own food locally. While the product still very much fits that need and is compatible with the international aid/development sector, the Company's target market has changed. Rather than focussing its products internationally, Farm from a Box will initially focus on the domestic U.S. market. The domestic market poses less risk and greater opportunity for a broad customer base that can help the business generate revenue on a quicker and more reliable timeline. Once the manufacturing and supply chains are more firmly established, Farm from a Box will strategically scale out to meet international demand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Off-grid toolkit for community farming	The toolkit provides a complete infrastructure for a small farm and training to teach a farmer to grow food for an enterprise or for themselves to eat.	Individuals, Commercial Farmers, Schools, Crises and Humanitarian Response, Farm to Table, Underserved communities

Built from a modified 20-foot shipping container, each Farm from a Box unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity: from renewable power and micro-drip irrigation to sensors and WiFi connectivity. Within the AgTech market, we are targeting the local food movement, individuals/families, farm-to-table, schools, farmer training centers, and NGOs in underserved communities. The proceeds from this Offering allowed us to expand this proven system and launch a beta units serving recently resettled refugee community.

Farm from a Box grows a full crop, outside in the sun and soil, utilizing the container as the secured powerhouse for the off-grid system, technology, tools and cold-storage. Each Farm from a Box unit is built with interchangeable components, allowing the system to fit the specific needs of the user and local climate. After a basic assessment, the product is made to order, and shipped to the buyer's location. By offering direct-to-consumer sales, costly inventory is reduced, units are tailor-made to order, and the consumer experience in improved with a direct product-buyer relationship.

The Farm from a Box system combines "best-in-class" components from globally recognized companies that ensure quality, maximum efficiency, and longevity. This gives Farm from a Box a sustained competitive advantage within the agricultural sector with its innovative product and proven technology. The interchangeability of the Box's components makes it a dynamic product that can work in a broad range of applications and climates.

Prototypes

The Company built two fully functional Farm from a Box prototype units, which were the result of the Company's proof of concept pilot and fabrication costs. The Company also purchased related equipment from Cisco Systems, Inc., and has been used for testing different systems for future units. See "**FINANCIAL INFORMATION – Operations**" on page 27 for additional information.

Competition

Farm from a Box is uniquely positioned in the market and has few potential competitors. While companies such as Freight Farms and CropBox utilize a shipping container to produce local food, they grow primarily leafy greens hydroponically inside of the container with LED lighting.

Supply Chain and Customer Base

Farm from a Box is a toolkit that is comprised of the hardware and technology required to support an off-grid 2-acre farm. The product does not include any organic or raw material, as that is left to the discretion of the farmer/buyer. Such tools and technology that are included are sourced and made available from Farm from a Box's selected suppliers noted for quality and durability. These supplier relationships include Netafim, renown pioneer in water-efficient drip irrigation systems; Grundfos, the world's largest pump manufacturer; and Trojan Battery, a global leader in energy storage technology. Farm from a Box will supply resources on training, technology use and maintenance, along with servicing support.

Farm from a Box is currently testing its beta units in varying climates and with different user sets in preparation for large scale production and customer order fulfillment. This product offers an agricultural solution for public and private sector in agricultural commerce, government, humanitarian aid and disaster relief. These customers/users include schools, training centers, individuals/families, nonprofit organizations, aid groups. Farm from a Box is ideally suited for jumpstarting local food production for helping new farmers, supplementing nutritional needs of a family or community. It can also be a powerful mechanism for income generation and increasing self-sufficiency and resilience.

Intellectual Property and Research and Development

Patents
Because the Farm from a Box unit offers a unique and original design to small holder farming systems, we have secured a patent with the U.S. Patent and Trademark Office. The invention encompasses the Farm from a Box system and at least one container that includes all the components and systems required to assist communities conducting agricultural activities and provide sufficient food for other off-grid localized food production. The invention also provides a method of use of the container, components and systems described herein to assist people with farming activities conducted outside of the containers, thus enabling the unit owner to successfully and efficiently conduct organic and small-scale farming.

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Publication Date	Country
86050849	Goods and Services	Design (leaf)	August 28, 2013	May 27, 2014	USA
86050823	Goods and Services	FARM FROM A BOX & Design (Leaf)	August 28, 2013	June 10, 2014	USA

A Farm from a Box's Research and Development costs to date total $642,879; and have been allocated to: (a) discovery research of market need, target areas for innovation, (b) conceptual development of product, from renderings and design work, to material and system refinement, (c) partnership development for testing proof of concept with required labor, technology and materials, (d) engineering and fabrication of prototype(s), (e) development and maintenance of technological and managerial infrastructure needed to support product R&D, and (f) costs required to file trademarks and register intellectual property. Additional R&D support provided with voluntary time by unpaid parties and consultants and on advances made by suppliers.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
101 The Embarcadero #214, San Francisco, CA 94105	Lease	Company headquarters

Governmental/Regulatory Approval and Compliance
Because Farm from a Box is a toolkit and not a direct producer, it is not affected by existing government regulations around agricultural production. However, customers will be required to use the product in compliance with the FDA Food Safety Modernization Act ("FSMA"). The FSMA provides exemptions from most of its requirements for farms: (a) producing produce that used for personal or on-farm consumption, (b) with less than $500,000 in annual gross sales, and (c) where more than half of their products are sold to "qualified end users," which under Section 112.2b of the FSMA, includes consumers and restaurants or retailers (not including wholesalers or distributers) either in-state or within 275 miles of the farm or facility that sold such products to such restaurants or retailers. Additionally, if customers plan to sell their crops, they will need to do so in compliance with applicable state retail and food service codes.

Farm from a Box will face neither compliance nor associated costs with environmental laws as its unit is a hardware system. Notwithstanding the foregoing, its customers will need to use the units in compliance with the Environmental Protection Agency's guidelines with regard to usage of pesticides, including training methods, storage and disposal protocols, runoff and effects on endangered species and livestock. To facilitate such compliance efforts, each Farm from a Box unit is installed with a water purification system with an independent maintenance schedule and certification standards.

Litigation
None

Other
The Company's principal address is 101 The Embarcadero #214, San Francisco, CA 94105.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cofounder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Cofounder and President, responsible for Company operations, fundraising, outreach and negotiations.

Education
University of California, Los Angeles

Name
Brandi Leanne DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cofounder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Cofounder and Secretary, responsible for Company strategy, marketing, fundraising, outreach and negotiations.

Education
University of California, Berkeley, Bachelor's Degree in Fine Arts

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cofounder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Cofounder and President, responsible for Company operations, fundraising, outreach and negotiations.

Education

University of California, Los Angeles

Name
Brandi LeAnn DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cofounder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Cofounder and Secretary, responsible for Company strategy, partnerships, marketing, fundraising, outreach and negotiations.

Education
University of California, Berkeley, Bachelor's Degree in Fine Arts

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California, and 2 contracted employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Promissory Notes
Amount outstanding	$325,000
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The convertible promissory notes may convert into shares of Series A Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the convertible promissory notes will depend on the amount and terms of the equity financing prompting the conversion of such notes.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	274,043
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Wells Fargo Bank
Amount outstanding	$26,743
Interest rate and payment schedule	10.25%

Type of debt	Loan
Name of creditor	Paul Thompson
Amount outstanding	$20,000
Interest rate and payment schedule	4.00%

Type of debt	Accounts Payable - Legal
Name of creditor	Davis Wright Tremaine LLP
Amount outstanding	$14,678
Interest rate and payment schedule	Payment schedule to be determined.

Type of debt	Accounts Payable – Accounting Services
Name of creditor	Slim Accounting, Inc.
Amount outstanding	$2,284
Interest rate and payment schedule	Payment schedule to be determined.

The total amount of outstanding debt of the Company is: $480,193

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	274,043	$274,043	Build and deploy beta units.	Various, July 18, 2016 to August 2018	Regulation CF
Convertible Promissory Notes	20	$325,000	Fund the research, development, and prototype testing of product, and operational costs to support building the company through seed stage.	Various, October, 31 2012 to July 27, 2018	Regulation D, Rule 506(b)

Ownership

Brandi DeCarli and Scott Thompson each own 48.75% of the Company. Common stock representing a 1.5% ownership of the Company has been issued to an independent adviser subject to a vesting schedule.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Scott Thompson	48.75%
Brandi DeCarli	48.75%
Nina Gardner	1.5%
Gal Moyal	0.4%
Michael Goldbach	0.4%
Noah Flessel	0.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

Since its conceptual birth, Farm from a Box has already achieved some significant milestones to arrive at the point where it is offering Purchasers offering this investment opportunity. The Company's operations over the past few years have dedicated to building a strong foundation to launch future growth. In 2012, when the Company was founded, the operations and expenses were directed towards business formation and research/discovery, including:

registration of intellectual property, problem identification, market research, initial concept planning and preliminary IP audits. With regard to the $137,000 that was spent in 2012, such costs started small and ramped up as the Company's activity increased. At the end of 2012, the founders invested in a trip to Ethiopia to better assess the dearth of foreign aid and potential opportunity for Farm from a Box to establish partnerships for its pilot program. In 2013, the Company's business strategy began to take shape with plans to run two dual pilots in California and Ethiopia, and the founders moved to full-time activity. Strategic partnerships were secured and formalized in MOUs with prominent academic support, international aid organizations, farmer groups, and agricultural advisors. Preliminary architectural designs for the Farm from a Box unit were drafted and the search for a professional design/architectural firm to design the unit began. This proved to be a challenge, as many of such firms either decried the feasibility of the project or wanted to own the entirety of the intellectual and proprietary rights for the unit.

In 2014, the Company's expenses increased from $137,000 per year to $142,000, as a contract was formed with a design firm to bring the renderings to life so fabrication could begin. Additionally, agreements were secured with product partners, including Trojan battery and Grundfos pumps. With design plans underway, Farm from a Box began the process of securing fabrication partners, for both prototype construction and also volume manufacturing. At the end of the year, the Company's founders were invited to speak at NYU Abu Dhabi, and were also able to form relationships with potential collaborators including Masdar University, the International Humanitarian City, and the United Nations World Food Programme. In 2015, Farm from a Box advanced from concept/design and partnership development to the launch of the proof of concept pilot. The Company's expenses during this year, rose to $172,000, and resulted in two prototype units instead of one: one prototype that was fabricated in California, and the 2.0 model fabricated at a large manufacturing site in Shanghai. It was a very active year, with two prototypes built, patent and trademark applications filed, and the approval of the Internal Revenue Service secured for TackleBox Lab, Farm from a Box's 501(c)(3) R&D affiliate. Tacklebox Lab has submitted several grant applications which may provide philanthropic funding to support the testing of the prototypes.

Additionally, in 2015 Farm from a Box's founders were asked to speak at the World's Fair in Milan, which provided a significant showcase for the company. That trip resulted in the formation of a major partnership with the world's leading irrigation provider, Netafim. After recruiting a strong Advisory Board, in 2015 Farm from a Box successfully launched its first prototype, "Adam," which achieved strong results. In 2016, the Ethiopia pivot occurred and the focus shifted to United States, with the expansion of beta units, in preparation for large scale production.

Farm from a Box is entering a significant new phase of development, as the company is advancing from concept and planning to a proven patented product. The past several years are representative of the research, development and discovery phase of the company. Farm from a Box operated as lean startup as it worked to prove the product, establish the required partnerships and network, and build a pipeline of support. 2016 was a pivotal year, as it is focused on streamlining the product, expanding the team, building the capacity of the business as we prepare to fill orders and go into production. Farm from a Box has a history of achieving significant results while remaining on a bootstrapped budget. The foundation for growth is already in place and investors can expect to see solid results with revenue being generated within the following 12 months. Based upon the substantial interest domestically and globally with multiple applications of our product, we are confident that the sales will be robust for the future of Farm from a Box.

The Company currently requires $20,000.00 a month to sustain operations, and once hiring has begun that monthly burn will increase to $70,000.00 a month.

Liquidity and Capital Resources
Raised $135,543 from 231 investors on December 15, 2016 and $148,990 from 240 investors on March 17, 2018.

Farm from a Box is a lean startup company that has been bootstrapping its way through each achieved milestone. Additional capital support is absolutely necessary to get through the Company's next phase of operations, i.e., selling units and generating revenue. Capital is crucial for ensuring Farm from a Box can successfully meet consumer demand for the product.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditure in the past two years:

We expended $25,000 in the manufacture of the prototype #1. The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information
None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Restrictions on Transfer

Any securities issued pursuant to Regulation CF (the "Securities") may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Paul Thompson
Relationship to the Company	Father of Cofounder Scott Thompson
Total amount of money involved	$20,000
Benefits or compensation received by related person	4% interest rate
Benefits or compensation received by Company	None, other than the loan itself
Description of the transaction	Scott Thompson's father has loaned $20,000 for the purposes of support while building the business

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

OTHER INFORMATION

The Company Farm from a Box is currently engaging with several opportunities to partner with sectors that we feel will hold a great deal of potential down stream. They are in no particular order - Universities/ Schools for agricultural educational and training purposes, IRC and UNWFP for helping refugee needs globally, a farm for veterans to learn farming skills, therapy and potential collaborations with military projects, Farm to Table showcases that provide a community a toolkit to grow food for profit and a scaled down version of the Farm from a Box that may serve spaces that are a fraction of the 2 acres we are testing currently.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Scott Stewart Thompson
(Signature)

Scott Stewart Thompson
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brandi Leanne DeCarli
(Signature)

Brandi Leanne DeCarli
(Name)

Director
(Title)

/s/ Scott Stewart Thompson
(Signature)

Scott Stewart Thompson
(Name)

Director
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Balance Sheet

Farm From a Box
As of December 31, 2018

	DEC 31, 2018	DEC 31, 2017
Assets		
Current Assets		
Cash and Cash Equivalents		
Checking	1,451.97	4,633.21
Savings	20,527.83	-
Total Cash and Cash Equivalents	**21,979.80**	**4,633.21**
Prepayments	84.00	-
Loans Receiveable	110.16	110.16
Total Current Assets	**22,173.96**	**4,743.37**
Fixed Assets		
Computer Equipment	1,809.17	1,526.41
Less Accumulated Depreciation on Computer Equipment	(667.58)	(812.89)
Total Fixed Assets	**1,141.59**	**713.52**
Total Assets	**23,315.55**	**5,456.89**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	26,578.00	18,262.96
Accrued Expenses	2,284.00	-
Convertible Debt - Current	199,000.00	199,000.00
Accrued Convertible Note Interest	76,569.69	57,164.19
Related Party Advances	20,000.00	20,000.00
Rounding	(0.90)	-
Chase CC	3,019.05	-
Line of Credit	26,743.34	28,806.19
Total Current Liabilities	**354,193.18**	**323,233.34**
Long Term Liabilities		
Convertible Debt - Non-current	126,000.00	76,000.00
Total Long Term Liabilities	**126,000.00**	**76,000.00**
Total Liabilities	**480,193.18**	**399,233.34**
Equity		
Common Stock	362,700.00	362,700.00
Current Year Earnings	(244,735.18)	(58,566.08)
Other Paid In Capital	315,568.00	135,543.00
Scott's Owners Contribution	340.00	-

	DEC 31, 2018	DEC 31, 2017
Paid-In Capital	1,269.00	-
Retained Earnings	(892,019.45)	(833,453.37)
Total Equity	**(456,877.63)**	**(393,776.45)**
Total Liabilities and Equity	**23,315.55**	**5,456.89**

Income Statement

Farm From a Box
For the year ended December 31, 2018

	2018	2017
Income		
Sales	60,000.00	90,979.00
Total Income	**60,000.00**	**90,979.00**
Cost of Goods Sold		
Cost of Goods Sold	62,688.44	39,650.62
Supplies and Materials	7,608.71	1,333.65
Cost of Labor	16,218.27	-
Total Cost of Goods Sold	**86,515.42**	**40,984.27**
Gross Profit	**(26,515.42)**	**49,994.73**
Operating Expenses		
R&D		
Research Expenses	-	169.00
Total R&D	**-**	**169.00**
Marketing		
Advertising	490.86	-
Marketing	643.80	29.00
Total Marketing	**1,134.66**	**29.00**
Professional Services		
Consulting & Accounting	13,322.48	10,220.00
Legal Expenses	4,207.00	-
Total Professional Services	**17,529.48**	**10,220.00**
IT		
IT Subscriptions	2,784.97	319.00
Website Development	6,776.38	629.17
Total IT	**9,561.35**	**948.17**
G&A		
Automobile Expenses	1,409.89	90.75
Bank Service Charges	756.36	1,774.29
Dues & Subscriptions	118.77	362.08
Entertainment	2,450.66	552.49
Filing Fee	20.00	549.42
General Expenses	7,110.58	6,808.11
Insurance	641.53	131.50
International Relations	134.00	9,928.00
Travel	7,534.98	8,884.44

	2018	2017
Office Expenses	1,633.22	694.41
Postage & Delivery	1,141.48	1,124.93
Printing & Stationery	85.60	120.31
Rent	9,258.76	11,240.18
Telephone & Internet	607.83	564.00
Total G&A	**32,903.66**	**42,824.91**
Compensation	132,000.01	112,500.00
Reimbursements	395.00	500.00
Total Operating Expenses	**193,524.16**	**167,191.08**
Operating Income	**(220,039.58)**	**(117,196.35)**
Other Income / (Expense)		
Interest Income	51.08	-
Depreciation	(576.92)	(479.56)
Income Tax Expense	(1,721.34)	-
Interest Expense	(22,720.65)	(19,654.64)
Miscellaneous	-	(1,359.02)
Other Revenue	550.00	5,130.21
Gain or Loss on sale of Asset	(277.77)	-
Gain or loss	-	74,993.28
Total Other Income / (Expense)	**(24,695.60)**	**58,630.27**
Net Income	**(244,735.18)**	**(58,566.08)**

Statement of Cash Flows

Farm From a Box
For the year ended December 31, 2018

	2018	2017
Operating Activities		
Receipts from customers	60,601.08	96,109.21
Payments to suppliers and employees	(296,166.53)	(319,383.29)
Cash receipts from other operating activities	-	74,993.28
Net Cash Flows from Operating Activities	**(235,565.45)**	**(148,280.80)**
Investing Activities		
Payment for property, plant and equipment	(1,282.76)	(526.41)
Other cash items from investing activities	(84.00)	23,516.99
Net Cash Flows from Investing Activities	**(1,366.76)**	**22,990.58**
Financing Activities		
Other cash items from financing activities	254,278.80	44,278.00
Net Cash Flows from Financing Activities	**254,278.80**	**44,278.00**
Net Cash Flows	**17,346.59**	**(81,012.22)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	4,633.21	85,645.43
Cash and cash equivalents at end of period	21,979.80	4,633.21
Net change in cash for period	**17,346.59**	**(81,012.22)**

1. NATURE OF OPERATIONS

Farm From a Box (the "Company") was organized on February 6, 2012 in the state of California. The Company is headquartered in San Francisco, California. The Company's website is www.farmfromabox.com.

The Company is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is an easy and efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably-grown food and revolutionize local food production.

The box is a modularly designed farm system built from a modified 20-foot shipping container that provides the tools and technology needed to support a 2-acre off-grid farm. Farm From a Box will manufacture and sell this system (patent protection pending) direct to consumers and large-scale buyers. Each unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity; from renewable power and micro- drip irrigation to sensors and WiFi connectivity.

Farm From a Box grows a full crop, outside in the sun and soil, utilizing the container as the secured powerhouse for the off-grid system, technology, tools and cold-storage. Each Farm From a Box unit is built with interchangeable components, allowing the system to fit the specific needs of the user and local climate. After a basic assessment, the product is made to order and shipped to the buyer's location. By offering direct-to- consumer sales, costly inventory is reduced, units are customized, and the consumer experience is improved with a direct product-buyer relationship.

The Farm From a Box system combines "best-in-class" components from globally recognized companies that ensure quality, maximum efficiency, and longevity. This gives the Company a sustained competitive advantage within the agricultural sector with its innovative product and proven technology. The interchangeability of the Box's components makes it a dynamic product that can work in a broad range of applications and climates.

The Company was initially designed to offset standard food aid by providing communities with the tools needed to grow their own food locally. While the product still very much fits that need and is compatible with international aid/development sector, the Company's target market has changed. Rather than piloting its products internationally, Farm From a Box will initially focus its launch within the domestic U.S. market. The domestic market poses less risk and greater opportunity for a broad customer base that can help the business generate revenue on a quicker and more reliable timeline. Once the manufacturing and supply chains are more firmly established, Farm From a Box will strategically scale out to meet international demand.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally

accepted by the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

 The preparation of the financial statements in conformity with US GAAP required management to make certain estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company was incorporated under the laws of California on February 6, 2012. Accordingly, there is little history upon which an in-depth evaluation of the prospects and future performance of the Company can be made. The proposed operations of the Company are subject to all business risks associated with any new business venture. The Company's business and operations are sensitive to general business and economic conditions in the United States. The likelihood of the creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company anticipates an increase in operating expenses for the near future and there can be no assurances as to the current or future profitability of the Company.

Additionally, the Company is a California benefit corporation. As such, it has certain privileges and is subject to certain requirements that may be detrimental to the interest of investing shareholders. Unlike a normal corporation where the interests of shareholders are paramount, the Company's officers and directors must also take into consideration the stakeholder interests of employees and customers, and the Company's ability to accomplish its public benefit purposes. In any shareholder derivative suit, the Company may not be found at fault for failing to act for the benefit of its shareholders if such lack of action is attributable to addressing any of the aforementioned concerns. In addition, the Company is required to measure its social and environmental performance against a third-party standard and must furnish state regulatory authorities with annual reports, incurring additional costs. Investors may see a lesser return on their investment by investing in the Company than they would by investing in a non-benefit corporation.

To date, the Company has not prepared any audited financial statements. Thus, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with implementing new lines

of business or offering new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, the financial conditions or the results of operations may be adversely affected.

Customers often finance purchases of our products. Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements, and, in some cases, higher interest rates have impaired customers' ability to finance and purchase the Company's products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in or delaying improvement in the Company's sales.

Climate changes, climate change regulations and greenhouse gas effects may adversely impact the Company's operations. There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in precipitation and extreme weather events. Climate change could have a material adverse effect on the results of the Company's operations, financial condition, and liquidity. The Farm From a Box unit requires certain climactic conditions to operate to capacity. Solar panels are key to generating power and pumping the water needed to grow crops. Should weather conditions reduce the water required for a successful harvest, the Farm From a Box unit will have diminished effectiveness, likely resulting in reduced sales.

The Company may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate changes, regulation of GHG emissions, and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with such limitations. Due to the uncertainty of the regulatory and legislative processes, as well as the scope of such requirements and initiatives, the Company cannot currently estimate the effect such regulations may have on its operations.

The Company's trademarks and other intellectual property rights may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps taken to maintain and protect the Company's intellectual property may not prevent it from being challenged, invalidated,

circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the Company's intellectual property.

The amount of capital the Company raised in the Regulation CF offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount previously raised in the Regulation CF offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it will not be able to execute its business plan and continued operations will be in jeopardy. The Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose some or all of their investment.

The proceeds from an additional Offering are necessary to the Company's operations. Without the proceeds from this additional offering, the Company may not be able to sustain its operations. The Company may not have adequate alternative sources of capital and therefore, is entirely dependent on this offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future that it cannot obtain, the Company may be unable to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause an investor to lose some or all of their investment.

The Company is subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value- added, net worth, property and good and services taxes. Significant judgement is required in determining the Company's provisions for income taxes and other tax liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although all tax estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company's tax provisions, expense amounts for non-income based taxes, and accruals. Any material differences could have an adverse effect on the Company's financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and lacks the controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary and is not required to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary for the Company to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

As a distributor of small farming systems, the business depends on developing and maintaining close and productive relationships with its vendors. The Company depends on their vendors to sell quality products at favorable prices. Many factors outside of the Company's control, including, but not limited

to, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect the vendors' ability to deliver quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products purchased. Vendor consolidation could also limit the number of suppliers from which the Company may purchase products and could materially after the prices paid for products. The Company would suffer an adverse impact if vendors limit or cancel the return privileges that currently protect the Company from inventory obsolescence.

The Company sources certain packaging materials, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although alternative suppliers may be available, the loss of any of the Company's packaging material suppliers could adversely affect the results of operations and financial condition. The inability to preserve the current economics of these arrangements could expose the Company to significant cost increases in future years.

The Company's co-manufacturers are required to maintain a certain level of quality and comply with all product specifications and requirements for certain certifications. The failure or inability of the Company's third-party co- manufacturers to do so could result in product recall and could adversely affect the Company's reputation. The co-manufacturers are also required to comply with all federal, state and local laws regarding safety standards.

The Company's third-party co-manufacturers may not produce products that are consistent with the Company's standards or that are in compliance with applicable laws, and the Company cannot guarantee that they will be able to identify instances in which these failures occur. Any such failure, particularly if it is not identified, could harm the Company's brand and reputation as well as customer relationships. The Company would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to all company standards may materially and adversely affect the Company's reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

A certain number of the Company's raw material contracts may have minimum purchase commitments that could require the Company to continue to purchase raw material seven if sales have declines. The purchase of raw materials that are not able to convert into finished products to be sold to customers would have a negative effect on the Company's business and results of operations.

Because pricing for the majority of critical components is set annually, the Company typically has very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and labor are a significant operating expense. The cost of raw material and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond the Company's control. These factors include changing economic conditions, political unrest, instability in energy-producing nations and supply and demand considerations.

The Company currently relies on third-party transportation providers for a significant portion of their

product shipments. The Company's utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase shipping costs, and employee strikes and inclement weather, which may impact the ability of the providers to provide delivery services that adequately meet our shipping needs. The Company may change third-party transportation providers from time to time which could therefore cause logistical difficulties that would adversely affect deliveries. Failure by or transportation providers to deliver products in a timely manner or at all could ultimately result in lost sales.

In addition to the technologies the Company develops, the suppliers develop innovations requested by the Company's customers at the Company's direction. Further, the Company relies heavily on component suppliers such as Netafirm, Grundfos & SMA to provide them with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company fails to maintain or expand their relationships with suppliers, the Company may not have adequate access to new technology and methodologies necessary for its products, which could impair the Company's ability to deliver leading-edge products.

Manufacturing or design defects, unanticipated use of Company products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to Company products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the marketplace. Any recall could result in significant costs as well as negative publicity that could reduce demand for Company products. Personal injuries relating to the use of Company products can also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing Company services can lead to injury or other adverse events.

The Company's business exposes them to potential product liability risk as well as warranty and recall claims hat ae inherent in the design, manufacture, sale and use of the Company's products. The Company sells products in industries such as agriculture, academia and community development, where the impact of product liability risk is high. In the event the Company's products actually or allegedly fail to perform as expected and the Company is subject to such claims above the amount of insurance coverage, outside the scope of insurance coverage, or for which there is no coverage, the Company's business, results of operations and reputation risk adverse effects. The Company's products may be subject to recall for performance or safety-related issues. These events also subject the company to reputational harm, potential customer loss and reductions in revenue.

Both cyclical and seasonal fluctuations in internet usage and traditional buying seasonality may affect the Company's business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in the Company's quarterly results, including fluctuations in revenues.

Like others in the industry, the Company may face advanced attacks on its information infrastructure where various proprietary information and sensitive/confidential data relating the business operations is stored and managed. These attacks may include sophisticated malware (viruses, worms and other malicious software programs) and phishing emails that attack the Company's

products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of their customers. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operations of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure system or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which could, in turn, adversely affect the business.

The Company is subject to federal, state and local legislation and regulation, targeted both at small businesses generally, and more specifically at the Company's industry and target market. Certain aspects of such regulation may currently be the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts. Modifications to existing legislation or regulations or imposition of new legislation or regulations applicable to the Company, our customers, and counterparties could have an adverse impact on our business. For example, a state law imposing compulsory licenses and levying additional taxes on individuals seeking to conduct modular farming would likely lead to a decline in the Company's sales. Off-grid farming, in particular, has faced significant opposition and intervention from numerous state and local authorities and future enactment of legislation or regulations unfavorable to the Company's interests is likely.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Cash and Cash Equivalents

In accordance with US GAAP, the Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash is solely made up of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances of up to $250,000. However, the Company may, at times, maintain balances in excess of this limit. As of December 31, 2016, the Company had cash on hand of $85,645.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice, or, if unspecified, are applied to the earliest unpaid invoice. The Company assesses the financial strength of its customers on a regular basis. Accordingly, the Company believes that the credit risk exposure of its accounts receivable is minimal and has had no significant write-downs of its accounts receivable balance. As of December 31, 2016, the Company had an accounts receivable balance of $91,000.

Property and Equipment

The Company records property, plant, and equipment at cost and uses the straight-line method of depreciation. In accordance with US GAAP, expenditures that improve the useful life of an asset are capitalized and expenditures for repair and maintenance of assets are expensed. When an asset is retired or if an asset is sold, the cost and related accumulated depreciation of the asset are removed from the balance sheet and any gain or loss resulting therefrom is recorded on the income statement. As of December 31, 2016, the Company had computer equipment of $1000 and accumulated depreciation on such equipment amounting to $333.

Income Taxes

The Company is subject to income taxes. Significant judgement is required in determining the provision for income taxes. In the ordinary course of this business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although management believes that the income tax estimate is reasonable, there is no assurance that the final determination of tax audits or tax disputes will note different from what is reflected in the income tax provisions or accruals. Any material differences could have an adverse effect on the financial position of the Company and the results of operations in the period(s) for which determination is made.

Revenue Recognition

The Company recognizes revenue on an accrual basis. That is, revenue is recognized when evidence exists that an arrangement between parties has been agreed upon, when a delivery has occurred, or services have been rendered by the Company. Additionally, accounts receivable are recognized when any of the aforementioned conditions exist and the Company has reasonable assurance as to the collectability of the outstanding balance.

3. LONG-TERM DEBT

The Company has issued convertible promissory notes for $246,000 which may convert into shares of Series A Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the securities issued pursuant to

Regulation CF. The percentage ownership of the Company by holders of the convertible promissory notes will depend upon the amount and terms of the equity financing prompting the conversion of such notes. The noncurrent portion of the outstanding balance on these promissory notes at December 31, 2016 was $111,000.

4. MEMBERS' EQUITY

Brandi DeCarli and Scott Thompson each own 49.5% of the Company. Common stock representing a 1% ownership of the Company has been issued to an independent adviser subject to a vesting schedule.

The Company has also issued SAFEs (Simple Agreements for Future Equity, pursuant to Regulation CF, with an outstanding balance of $135,543 at December 31, 2016.

5. COMMITMENTS AND CONTINGENCIES

Legal Matters

 As of December 31, 2016, the Company has outstanding legal fees of $99,680 which are included in the accounts payable balance on the financial statements.

Lease Agreement

The Company leases office space located at 101 The Embarcadero #214, San Francisco, CA 94105 under an agreement expiring on March 16th, 2019. During the year ended December 31, 2016, the Company recognized rent expense associated with this lease of $8,295.

6. RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as directors or officers of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.; any promoter of the Company; any immediate family member of any of the previously mentioned persons or an entity controlled by any such person(s).

As of December 31, 2016, the Company has taken out a loan with Paul Thompson, father of Cofounder Scott Thompson, for $20,000 with an interest rate of 4 percent for the purposes of support while building the business.